 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 21, 1996

                                                      REGISTRATION NO. 333-00407

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                               ----------------

                              AMENDMENT NO. 2
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:

                    EVEREN UNIT INVESTMENT TRUSTS, SERIES 42

B. NAME OF DEPOSITOR:

                         EVEREN UNIT INVESTMENT TRUSTS
                      a service of EVEREN Securities, Inc.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                        77 West Wacker Drive, 29th Floor
                            Chicago, Illinois 60601

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        Copy to:
            ROBERT K. BURKE                          MARK J. KNEEDY
     EVEREN Unit Investment Trusts               c/o Chapman and Cutler
    77 West Wacker Drive, 29th Floor             111 West Monroe Street
        Chicago, Illinois 60601                 Chicago, Illinois 60603

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    TITLE AND AMOUNT OF                                       PROPOSED MAXIMUM             AMOUNT OF
SECURITIES BEING REGISTERED                               AGGREGATE OFFERING PRICE     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Series 42                    An indefinite number of             Indefinite        $500.00 (previously paid)
                              Units of Beneficial Inter-
                              est pursuant to Rule 24f-2
                              under the Investment Com-
                              pany Act of 1940

E. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

  [XCheck]box if it is proposed that this filing will become effective at 2:00 P.M. on February 21, 1996 pursuant to paragraph (b) of Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                    EVEREN UNIT INVESTMENT TRUSTS, SERIES 42

                               ----------------

                             CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1. (a)Name of trust...................   Prospectus front cover
     (b)Title of securities issued......   Essential Information
  2. Name and address of each depositor.   Administration of the Trust
  3. Name and address of trustee........   Administration of the Trust
  4. Name and address of principal
      underwriters......................   *
  5. State of organization of trust.....   The Trust Fund
  6. Execution and termination of trust    The Trust Fund; Administration of the
      agreement.........................   Trust Fund
  7. Changes of name....................   The Trust Fund
  8. Fiscal year........................   *
  9. Litigation.........................   *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
 10. (a)Registered or bearer securities.   Unitholders
     (b)Cumulative or distributive
          securities....................   The Trust Fund
     (c)Redemption......................   Redemption
     (d)Conversion, transfer, etc.......   Unitholders; Market for Units
     (e)Periodic payment plan...........   *
     (f)Voting rights...................   Unitholders
     (g)Notice of certificateholders....   Investment Supervision; Administration
                                           of the Trust; Unitholders
     (h)Consents required...............   Unitholders; Administration of the
                                           Trust
     (i)Other provisions................   Federal Tax Status
 11. Type of securities comprising         The Trust Fund; The Trust Portfolio;
      units.............................   Portfolio
 12. Certain information regarding
      periodic payment certificates.....   *
 13. (a)Load, fees, expenses, etc.......   Essential Information; Public Offering
                                           of Units; Expenses of the Trusts
     (b)Certain information regarding
          periodic payment certificates.   *
     (c)Certain percentages.............   Essential Information; Public Offering
                                           of Units
     (d)Certain other fees, etc. payable
          by holders....................   Unitholders
     (e)Certain profits receivable by
          depositor, principal
          underwriters, trustee or         Expenses of the Trust; Public Offering
          affiliated persons............   of Units
     (f)Ratio of annual charges to
          income........................   *
 14. Issuance of trust's securities.....   The Trust Fund; Unitholders
 15. Receipt and handling of payments
      from purchasers...................   *
 16. Acquisition and disposition of        The Trust Fund; The Trust Portfolio;
      underlying securities.............   Investment Supervision; Market for
                                           Units
 17. Withdrawal or redemption...........   Redemption; Public Offering of Units

--------
* Inapplicable, answer negative or not required.

                  Form N-8B-2                              Form S-6
                  Item Number                       Heading in Prospectus
                  -----------                       ---------------------
 18. (a)Receipt, custody and disposition
          of income......................   Unitholders
     (b)Reinvestment of distributions....   Unitholders
     (c)Reserves or special funds........   Expenses of the Trust
     (d)Schedule of distributions........   *
 19. Records, accounts and reports.......   Unitholders; Redemption;
                                            Administration of the Trust
 20. Certain miscellaneous provisions of
      trust agreement
     (a)Amendment........................   Administration of the Trust
     (b)Termination......................
     (c)and (d) Trustee, removal and
          successor......................
     (e) and (f) Depositor, removal and
          successor......................
 21. Loans to security holders...........   *
 22. Limitations on liability............   Administration of the Trust
 23. Bonding arrangements................   *
 24. Other material provisions of trust
      agreement..........................   *

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
 25. Organization of depositor...........   Administration of the Trust
 26. Fees received by depositor..........   See Items 13(a) and 13(e)
 27. Business of depositor...............   Administration of the Trust
 28. Certain information as to officials
      and affiliated persons of
      depositor..........................   Administration of the Trust
 29. Voting securities of depositor......
 30. Persons controlling depositor.......
 31. Payment by depositor for certain
      services rendered to trust.........   *
 32. Payment by depositor for certain
      other services rendered to trust...   *
 33. Remuneration of employees of
      depositor for certain services
      rendered to trust..................   *
 34. Remuneration of other persons for
      certain services rendered to trust.   *

                        IV. DISTRIBUTION AND REDEMPTION
 35. Distribution of Trust's securities
      by states..........................   Public Offering of Units
 36. Suspension of sales of trust's
      securities.........................   *
 37. Revocation of authority to
      distribute.........................
 38. (a)Method of Distribution...........   Public Offering of Units;
     (b)Underwriting Agreements..........   Market for Units;
     (c)Selling Agreements...............   Public Offering of Units
 39. (a)Organization of principal
          underwriters...................   Administration of the Trust
     (b)N.A.S.D. membership of principal
          underwriters...................
 40. Certain fees received by principal
      underwriters.......................   See Items 13(a) and 13(e)
 41. (a)Business of principal
          underwriters...................   Administration of the Trust
     (b)Branch offices of principal
          underwriters...................   *
     (c)Salesmen of principal
          underwriters...................
 42. Ownership of trust's securities by
      certain persons....................
 43. Certain brokerage commissions
      received by principal underwriters.   Public Offering of Units
 44. (a)Method of valuation..............   Public Offering of Units
     (b)Schedule as to offering price....   *
     (c)Variation in offering price to
          certain persons................   Public Offering of Units
 45. Suspension of redemption rights.....   Redemption;
 46. (a)Redemption valuation.............   Redemption Market for Units; Public
                                            Offering of Units
     (b)Schedule as to redemption price..   *
 47. Maintenance of position in             Market for Units; Public Offering of
      underlying securities..............   Units; Redemption

--------
* Inapplicable, answer negative or not required.

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
 48. Organization and regulation of
      trustee...........................   Administration of the Trust
 49. Fees and expenses of trustee.......   Expenses of the Trust
 50. Trustees lien......................

         VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
 51. Insurance of holders of trust's
      securities........................   Cover Page; Expenses of the Trust

                           VII. POLICY OF REGISTRANT
 52. (a)Provisions of trust agreement
          with respect to selection or
          elimination of underlying
          securities....................   The Trust Fund; Investment Supervision
     (b)Transactions involving
          elimination of underlying
          securities....................   *
     (c)Policy regarding substitution or
          elimination of underlying
          securities....................   Investment Supervision
     (d)Fundamental policy not otherwise
          covered.......................   *
 53. Tax status of Trust................   Essential Information Portfolio;
                                           Federal Tax Status

                  VIII. FINANCIAL AND STATISTICAL INFORMATION
 54. Trust's securities during last ten
      years.............................   *
 55.
 56. Certain information regarding
      periodic payment certificates.....
 57.
 58.
 59. Financial statements (Instruction
      1(c) to Form S-6).................   *




--------
* Inapplicable, answer negative or not required.

NASDAQ-100 INDEX TRUST, SERIES 1

SPONSORED BY EVEREN UNIT INVESTMENT TRUSTS

The Nasdaq-100 Index Trust, Series 1 (the "Trust") sponsored by EVEREN Unit Investment Trusts is the sole unit investment trust included in EVEREN Unit Investment Trusts, Series 42 (the "Fund"). The Trust was formed with the investment objective of obtaining capital appreciation through investment in a portfolio of equity securities of the companies which comprise the Nasdaq-100 Index (the "Index"). By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the Index over the term of the Trust. See "The Trust Portfolio." The Trust is not sponsored, endorsed or promoted by or affiliated with The Nasdaq Stock Market, Inc. or the National Association of Securities Dealers, Inc. There is, of course, no assurance that the Trust will achieve its objective.

Units of the Trust are not deposits or obligations of, or guaranteed by, any bank, and the Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The investor is advised to read and retain this Prospectus for future reference.

             THE DATE OF THIS PROSPECTUS IS FEBRUARY 21, 1996.

SUMMARY

THE TRUST. The Nasdaq-100 Index Trust (the "Trust") is a unit investment trust included in EVEREN Unit Investment Trusts, Series 42 (the "Fund"), an investment company registered under the Investment Company Act of 1940.

The Trust initially consists of securities and delivery statements (i.e., contracts) to purchase common stocks issued by companies selected in accordance with the selection and weightings of stocks established by the Index.* The initial deposit of Securities (including contracts) into the Trust will consist of at least 100 shares of each of the stocks which comprise the Index. Thereafter, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the Index. During the initial deposit period of the Trust the Sponsor will continue to deposit Securities (or contracts for the purchase thereof) until at the end of such period the Trust comprises substantially all of the stocks in the Index in substantially the same weightings as in the Index (the "Initial Adjustment Period"). The Sponsor estimates that the Initial Adjustment Period will last no longer than 30 days following the Initial Date of Deposit and could last as little as one day. For the criteria used by the Sponsor in selecting the Securities, see "The Trust Portfolio--Securities Selection." The value of all portfolio Securities and, therefore, the value of the Units may be expected to fluctuate in value depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Capital appreciation is, of course, dependent upon several factors including, among other factors, the financial condition of the issuers of the Securities (see "The Trust Portfolio").

The Trust was formed with the investment objective of obtaining capital appreciation over the life of the Trust through investment in a portfolio of equity securities of substantially all of the companies which comprise the Index. An indexing strategy attempts to mirror the performance of a specific market index. As part of an overall investment strategy indexing may provide additional growth potential in an otherwise conservative portfolio and blend as a companion investment to hedge an aggressive equity strategy. There can be no assurance that the Trust's objective will be met because it may be impracticable for the Trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the Index or to purchase all of such stocks. Additionally, an investment in Units of the Trust includes payment of sales charges, fees and expenses which are not considered in the total return of the Index.

Additional Units of the Trust may be issued at any time by depositing in the Trust additional Securities or contracts to purchase additional Securities together with irrevocable letters of credit or cash. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into the Trust from time to time following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as closely as practicable, the proportionate relationship among each Security in the Index. Thus, although additional Units will be issued, each Unit will continue to represent approximately the same weighting of the then current components of the Index. The required percentage relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. Precise duplication of the relationship among the Securities in the Trust may not be achieved because it may be economically impracticable as a result of certain economic factors or procedural policies of the Trust. See "The Trust Fund."

Each Unit of the Trust initially offered represents that undivided interest in the Trust indicated under "Essential Information" (as may be adjusted pursuant to footnote 1 thereto). To the extent that any Units
----------
   *"Nasdaq(R)", "Nasdaq-100(R)" and "Nasdaq-100 Index(R)" are registered marks of The Nasdaq Stock Market, Inc. and are licensed for use by the Sponsor.

are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of the Trust during the initial offering period is based on the aggregate underlying value (generally determined by the closing sale prices of listed

Securities and the ask prices of over-the-counter traded Securities see "Public Offering of Units--Public Offering Price") of the Securities in the Trust plus an initial sales charge of 4.9% of the Public Offering Price (equivalent to 5.152% of the net amount invested). Unitholders will also be assessed an annual sales charge for the duration of the Trust. The annual sales charge will be $0.025 per Unit per year and will be assessed on a quarterly basis. The annual sales charge payments will accrue daily and will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. If Units were purchased on the Initial Date of Deposit and held until the mandatory termination of the Trust in 2001, the total sales charge paid would be $0.618 per Unit. In no case shall the total sales charges paid by any Unitholder exceed 6.25% of the Public Offering Price per Unit; the annual sales charge payments may be decreased or terminated for all Unitholders to ensure that the total sales charges paid by any Unitholder does not exceed such percentage. Unitholders disposing of their Units prior to such time as the entire annual sales charge has been collected will not be assessed any unaccrued annual sales charge payments remaining after such disposition. After the initial public offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities), plus the sales charge described above. In addition to the Public Offering Price per Unit, in the primary and secondary market Unitholders will pay a pro rata portion of the cash, if any, in the Income and Capital Accounts of the Trust.

DISTRIBUTIONS OF INCOME AND CAPITAL. Dividends, if any, received by the Trust will be distributed quarterly and any funds in the Capital Account will be made annually. See "Unitholders--Distributions to Unitholders."

REINVESTMENT. Each Unitholder may elect to have distributions of income, capital gains and/or capital on their Units automatically invested into additional Units of the Trust without an initial sales charge. In addition, all Unitholders may elect to have such distributions automatically reinvested into shares of any Kemper Financial Services, Inc. front-end load mutual fund (other than those funds sold with a contingent deferred sales charge) registered in such Unitholder's state of residence at net asset value. Such distributions will be reinvested without charge to the participant on each applicable Distribution Date. See "Unitholders--Distribution Reinvestment." A current prospectus for the reinvestment fund selected, if any, will be furnished to any investor who desires additional information with respect to reinvestment.

MARKET FOR UNITS. While under no obligation to do so, the Sponsor intends to, and certain dealers may, maintain a market for the Units of the Trust and offer to repurchase such Units at prices subject to change at any time which are based on the current underlying bid prices of the Securities in the Trust (offer prices during the initial offering period). If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the dealers may either discontinue all purchases of Units or discontinue purchases of Units at such prices. A Unitholder may also dispose of Units through redemption at the Redemption Price on the date of tender to the Trustee. See "Redemption--Computation of Redemption Price."

TERMINATION. No later than the date specified under the Mandatory Termination Date in "Essential Information," Securities will begin to be sold in connection with the termination of the Trust and it is expected that all Securities in the Trust will be sold within a reasonable amount of time after the Mandatory Termination Date. The Sponsor will determine the manner, timing and execution of the sale of the underlying Securities. At termination, Unitholders will receive a cash distribution within a reasonable time after the Trust is terminated. See "Unitholders--Distributions to Unitholders" and "Administration of the Trust--Amendment and Termination."

RISK FACTORS. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market. Additionally, it is anticipated that the identity and weighting of the stocks in the Index will change from time to time and the adverse financial condition of a company will not result directly in its elimination from the portfolio unless the company is removed from the Index. For risk considerations related to the Trust, see "Risk Factors."

NASDAQ-100(R) INDEX LICENSING AGREEMENT

The Sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc. (the "License Agreement"), under which the Trust (through the Sponsor) is granted licenses to use the trademark and tradenames "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Trust and in accordance with any applicable federal and state securities law to indicate the source of the index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to The Nasdaq Stock Market, Inc. an annual fee equal to that amount described under "Expenses of the Trust." If the Nasdaq-100 Index ceases to be compiled or made available or the anticipated correlations between the Trust and the Nasdaq-100 Index is not maintained, the Sponsor may direct that the Trust continue to be operated using the Nasdaq-100 Index as it existed on the last date on which it was available or may direct that the Trust Agreement be terminated (see "Administration of the Trust--Amendment and Termination").

Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Trust Agreement.

The Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Trust or Units of the Trust. The Corporations make no representation or warranty, express or implied to the owners of Units of the Trust or any member of the public regarding the advisability of investing in securities generally or in Units of the Trust particularly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Trust is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Trust or Unitholders of the Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Units of the Trust to be issued or in the determination or calculation of the equation by which the Units of the Trust are to be converted into cash. The Corporations have no liability in connection with the administration or operations of the Trust, marketing or trading of Units of the Trust.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

EVEREN UNIT INVESTMENT TRUSTS, SERIES 42
NASDAQ-100 INDEX TRUST, SERIES 1

ESSENTIAL INFORMATION

AS OF FEBRUARY 20, 1996*
SPONSOR AND EVALUATOR: EVEREN UNIT INVESTMENT TRUSTS, A SERVICE OF EVEREN SECURITIES, INC.
           TRUSTEE: THE BANK OF NEW YORK
           LICENSOR: THE NASDAQ STOCK MARKET, INC.

Number of Units (1)....................  40,779
Fractional Undivided Interest Per Unit
 (1)...................................  1/40,779
Public Offering Price:
 Aggregate Value of Securities in
  Portfolio (2)........................  $387,809
 Aggregate Value of Securities per
  Unit.................................  $9.51
 Plus total sales charge (3)...........  $0.62
 Less annual sales charge per Unit (3).  $0.13
 Public Offering Price Per Unit (4)....  $10.00
Redemption Price Per Unit..............  $9.46
Sponsor's Initial Repurchase Price Per
 Unit..................................  $9.51
Excess of Public Offering Price Per
 Unit over Redemption Price Per Unit...  $0.54
Excess of Public Offering Price Per
 Unit over Sponsor's Initial Repurchase
 Price Per Unit........................  $0.49
Minimum Value of the Trust under which   40% of aggregate value of Securities at
 Trust Agreement may be Terminated.....  deposit
Liquidation Period.....................  April 1, 2001 through April 30, 2001
Mandatory Termination Date.............  March 31, 2001
Evaluator's Annual Evaluation Fee......  Maximum of $0.0029 per Unit
Trustee's Annual Fee...................  $0.0090 per Unit
Estimated Annual Organizational
 Expenses (5)..........................  $0.0049 per Unit
                                         FIRST day of January, April, July and
Record and Computation Dates (6).......  October
                                         FIFTEENTH day of January, April, July
Distribution Dates (6).................  and October

Evaluations for purposes of sale, purchase or redemption of Units of the Trust are made as of 3:15 p.m. Central Time next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.
* The business day prior to the Initial Date of Deposit
---------------------
(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Security is valued at the closing offer price on the Nasdaq National Market.

(3) The total sales charge consists of an initial sales charge of 4.9% of the Public Offering Price per Unit (5.152% of the net amount invested) and an annual sales charge which will be assessed for the duration of the Trust. The annual sales charge will be $0.025 per Unit per year and will be assessed on a quarterly basis. The annual sales charge payments will accrue daily and will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. That amount set forth above represents the total sales charge paid by a person who purchases Units on the Initial Date of Deposit and holds such Units until the Mandatory Termination Date. Unitholders disposing of their Units prior to such time as the entire annual sales charge has been collected will not be assessed any unaccrued annual sales charge payments remaining after such disposition.

(4) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.


(5) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. It is intended that total organizational expenses will be amortized over a five year period. See "Expenses of the Trust" and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(6) Distributions from the Income Account, if any, will be made quarterly. Distributions from the Capital Account and capital gains distribution will normally be made in December, as required.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering of Units" and "Expenses of the Trust." Although the Trust is a unit investment trust rather than a mutual fund and may have a term of less than the periods indicated, this information is presented to permit a comparison of fees.

                                                                      AMOUNT PER
                                                                         UNIT
                                                                      ----------
UNITHOLDER TRANSACTION EXPENSES (AS OF THE INITIAL DATE OF
 DEPOSIT)
 Initial Sales Charge (as a percentage of offering
  price)..................................................   4.90%      $0.490
 Annual Sales Charge (accumulated over entire term of the
  Trust, as a percentage of offering price)...............   1.28%       0.128
                                                            ------     -------
Total Sales Charge........................................   6.18%(1)   $0.618
                                                            ======     =======
ESTIMATED ANNUAL FUND OPERATING EXPENSES (AS OF THE
 INITIAL DATE OF DEPOSIT)
 (AS A PERCENTAGE OF NET ASSETS)
 Trustee's Fee............................................  0.095%     $0.0090
 Portfolio Evaluation Fees................................  0.030%      0.0029
 Organizational Expenses..................................  0.052%      0.0049
 Other Operating Expenses.................................  0.066%      0.0063
                                                            ------     -------
   Total..................................................  0.243%     $0.0231
                                                            ======     =======

                                    EXAMPLE

                                                  CUMULATIVE EXPENSES PAID FOR
                                                           PERIOD OF:
                                                 -------------------------------
                                                 1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                 ------ ------- ------- --------
An investor would pay the following expenses on
 a $1,000 investment, assuming the applicable
 sales charges and an estimated operating
 expense ratio of 0.243% on the Trust, a 5%
 annual return and redemption at the end of
 each time period..............................   $54     $64     $73     $97

The example utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.
---------------------

(1) The total sales charge consists of an initial sales charge of 4.9% of the Public Offering Price per Unit (5.152% of the net amount invested) and an annual sales charge which will be assessed for the duration of the Trust. The annual sales charge will be $0.025 per Unit per year and will be assessed on a quarterly basis. The annual sales charge payments will accrue daily and will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. That amount set forth above represents the total sales charge paid by a person who purchases Units on the Initial Date of Deposit and holds such Units until the Mandatory Termination Date. Unitholders disposing of their Units prior to such time as the entire annual sales charge has been collected will not be assessed any unaccrued annual sales charge payments remaining after such disposition.

THE TRUST FUND

The Nasdaq-100 Index Trust, Series 1 is a unit investment trust included in EVEREN Unit Investment Trusts, Series 42, which was created under the laws of the State of New York pursuant to a trust indenture (the "Trust Agreement") dated the date of this prospectus (the "Initial Date of Deposit") between EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").*

The portfolio contains common stocks issued by substantially all of the companies which comprise the Nasdaq-100 Index. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in the Trust and described in the portfolio and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. This initial deposit into the Trust consisted of at least 100 shares of each of the stocks which comprise the Index. During the Initial Adjustment Period, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the Index. The Sponsor anticipates that within the Initial Adjustment Period the Trust will comprise the stocks in the Index in substantially the same weightings as in the Index. In connection with any deposit of Securities, purchase and sale transactions will be effected in accordance with computer program output showing which Securities are under- or over-represented in the Trust portfolio. Neither the Sponsor nor the Trustee will exercise any investment discretion in connection with such transactions. Precise duplication of the relationship among the Securities in the Index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Trust, but correlation between the performance of the Index and the Trust portfolio is expected to be between .97 and .99.

By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the Index over the term of the Trust. Due to various factors discussed below, there, of course, can be no assurance that this objective will be met. An investment in Units of the Trust should be made with an understanding that the Trust includes payments of sales charges, fees and expenses which may not be considered in public statements of the total return of the Index.

Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities or contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities, maintaining, as closely as practicable the same proportionate relationship among the Securities in the portfolio as reflected in the Index. Thus, although additional Units will be issued, each Unit will continue to represent approximately a weighting of the then current components of the Index at any such deposit. The required percentage relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. Precise duplication of the relationship among the Securities in the Trust may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of the Trust such as (1) price movements of the various Securities will not duplicate one another, (2) the Sponsor's current intention is to purchase shares of the Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all the Securities in the Trust and (4) reinvestment of proceeds received from Securities which are no longer components of the Index might not result in the purchase of an equal number of shares in any replacement Security.
----------
*Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.

The Trust consists of (a) the Securities listed under "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust set forth under "Essential Information."

THE TRUST PORTFOLIO

General. The Trust portfolio will consist of as many of the Index stocks as is feasible in order to achieve the Trust's objective of attempting to provide investment results that duplicate substantially the total return of the Index. Following the Initial Adjustment Period, the Trust is expected to be invested in no less than 95% of the Index stocks. Although it may be impracticable for the Trust to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between the performance of the Trust portfolio and that of the Index of between .97 and .99. Adjustments to the Trust portfolio will be made on an ongoing basis in accordance with the computer program output to match the weightings of the Securities as closely as is feasible with their weightings in the Index as the Trust invests in new Securities in connection with the creation of additional Units, as companies are dropped from or added to the index or as Securities are sold to meet redemptions. These adjustments will be made on the business day following the relevant transaction in accordance with computer program output showing which of the Securities are under- or over-represented in the Trust portfolio. Adjustments may also be made from time to time to maintain the appropriate correlation between the Trust and the Index. The proceeds from any sale will be invested in those Securities which the computer program indicates are most under-represented in the portfolio. See "Investment Supervision."

Due to changes in the composition of the Index, adjustments to the Trust portfolio may be made from time to time. It is anticipated that most of such changes in the index will occur as a result of merger or acquisition activity. In such cases, the Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as the issuer has been removed from the Index. Since, in most cases, an issuer is removed from the index only after the consummation of a merger or acquisition, it is anticipated that the Trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented Securities as determined by the computer program output. Any securities received as consideration which are not included in the Index will be sold as soon as practicable and will also be reinvested in the most under-represented Securities as determined by the computer program output.

In attempting to duplicate the proportionate relationships represented by the Index, the Sponsor does not anticipate purchasing or selling stock in quantities of less than round lots (100 shares). In addition, certain Securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in the index may not be possible but will continue to be the goal of the Trust in connection with acquisitions or dispositions of Securities. See "Investment Supervision." As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust portfolio and will vote such stocks in accordance with the instructions of the Sponsor except that, if the Trustee holds any of the common stock of EVEREN Capital Corporation (the parent company of EVEREN Securities, Inc.) or any other common stocks of companies which are affiliates of the Sponsor, the Trustee will vote such stock in the same proportionate relationship as all other shares of such companies are voted.

Investors should note that the Trust is not sponsored, endorsed or promoted by or affiliated with The Nasdaq Stock Market, Inc. and The Nasdaq Stock Market, Inc. makes no representation, express or implied, to the Trust or Unitholders regarding the advisability of investing in index or unit investment trusts generally or in the Trust specifically or the ability of the Index to track general stock market performance.

Although there can be no assurance that such Securities will appreciate in value over the life of the Trust, over time stock investments have generally out-performed most other asset classes. However, it should be remembered that common stocks carry greater risks, including the risk that the value of an investment can decrease (see "Risk Factors--Certain Investment Considerations"), and past performance is no guarantee of future results.

THE NASDAQ-100 INDEX. The Nasdaq-100 Index is composed of 100 of the largest non-financial Nasdaq National Market common stocks. Nasdaq, which represents the fastest growing stock market in the U.S., is also one of the first fully electronic stock markets in the world. This modern-day securities market began operations in 1971 and today lists more companies than any other market in the U.S. The Index is limited to one issue per company. At the time of inclusion in the Index, index securities must have a minimum market value of at least $500 million. Only domestic issues are included. In the event a security is deleted from the Index, the largest non-financial issue not then in the Index which meets the applicable criteria will be substituted. The Nasdaq Stock Market, Inc. has established procedures for, and controls over, substitutions of securities and may periodically, at its discretion, make changes in component stocks so that the Index will more accurately reflect the overall composition of the non-financial sector of The Nasdaq Stock Market. Each security in the Index is represented by its market capitalization in relation to the total market value of the Index. Companies are selected using criteria that includes company trading volume, company visibility, continuity of the components in the Index, and a good mix of industries represented on The Nasdaq Stock Market. Chicago Board Options Exchange, the largest options exchange in the world, began trading Nasdaq-100 Index options on February 7, 1994.

As of February 2, 1996, the Index was comprised of the following industry sectors: Electronic Technology* (38.00%), Technology Services* (24.36%), Health Technology (8.81%), Telecommunications (8.59%), Consumer Services (4.86%), Retail Trade (3.79%), Health Services (3.22%) and 8 other categories (8.37%). The following chart illustrates the composition of the Index.

                           [PIE CHART APPEARS HERE]


                      Health Technology          8.81%
                      Telecommunications         8.59%
                      Other                      8.37%
                      Consumer Services          4.86%
                      Retail Trade               3.79%
                      Health Services            3.22%
                      Technology Services       24.36%
                      Electronic Technology     38.00%

---------------------
 *As used herein Electronic Technology describes companies that manufacture computer chips and other computer hardware (such as Intel Corporation, Cisco Systems, Inc. and Apple Computer, Inc.), whereas Technology Services describes publishers of computer software and operating systems (such as Microsoft Corporation, Oracle Corporation and America Online, Inc.).

The table below illustrates the characteristics of the average company included in the Index as of the end of 1995. It is important to note that the data included in the table encompasses average data, not the total data of all companies in the Index and is not intended to describe or predict the financial data, returns or characteristics of any company included or to be included in the Index.

FINANCIAL CHARACTERISTICS
Total Assets               $2,011,900,000
Shareholders' Equity       $  897,100,000
Total Revenues             $2,039,700,000
Net Income                 $  135,500,000
Shares Outstanding            105,000,000
Market Value of Shares
 Outstanding               $4,054,700,000
P/E Ratio for Total
 Index/a,b/                         29.62

TRADING CHARACTERISTICS
Share Price               $        38.83
Number of Market Makers             27.2
1995 Total Share Volume/b/ 26,273,000,000
Total Percent Block
 Volumeb                            36.6%
Total Percent of Shares
 Held by Institutions/c/            38.5%

---------------------
a Total market value divided by total earnings b These figures represent total data for all Index companies.
c  Through September 30, 1995.

The average annual growth rate of the Index for the respective periods ending on December 31, 1995 are as follows: 10 years--15.94%; 5 years--23.51%; 1 year--42.54%; and since inception--15.02%. These figures do not include compounding of dividends.

The following chart depicts graphically the Year-End Index Value for the Index from inception (February 1, 1985) through December 31, 1995. The Year-End Index Values are computed as reflected in the table which follows. The formula used in calculating the Nasdaq-100 Index Level is described below. The chart uses data that is adjusted to reflect that the Index level was halved on January 3, 1994, and does not reflect reinvestment of dividends. Investors should note that the figures below represent past performance of the Index and not the future performance of the Index or the Trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results.

                   [GRAPH SHOWING TABLE BELOW APPEARS HERE]

                                                               YEAR-    ANNUAL
                                                                END     RETURN
                                                               INDEX  (EXCLUDING
YEAR                                                           VALUE  DIVIDENDS)
----                                                          ------- ----------
February 1, 1985............................................. 125.000      --
1985......................................................... 132.295     5.84%
1986......................................................... 141.405     6.89%
1987......................................................... 156.250    10.50%
1988......................................................... 177.410    13.54%
1989......................................................... 223.835    26.17%
1990......................................................... 200.530   (10.41)%
1991......................................................... 330.855    64.99%
1992......................................................... 360.185     8.86%
1993......................................................... 398.280    10.58%
1994......................................................... 404.270     1.50%
1995......................................................... 580.370    43.56%
                                                                        ------
Total Return Since Inception                                            364.30%
                                                                        ======

Because the Trust is sold to the public at net asset value plus the applicable sales charge, and the expenses of the Trust are deducted before making distributions to Unitholders, investment in the Trust would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above chart and table.

The Index is market value weighted. The representation of each security in the Index is proportional to its last sale price times the total number of shares outstanding, in relation to the total market value of the Index. The level of the Index is calculated as follows:

      Nasdaq-100 Index Level   =  Current Market Value  X  125
                                  --------------------
                                  Adjusted Base Period
                                      Market Value

      Adjusted Base Period     =  Current Market Value  X  Previous Base
                                   After Adjustments       Period Market Value
                                  --------------------
                                  Current Market Value
                                   Before Adjustments

The numeric value level of the Index was established at 250 prior to the opening of the market on February 1, 1985. The index value was halved at the end of 1993. The level of the Index will only change as a result of the price changes occurring between the opening and closing of the market. Adjustments for securities being added to or deleted from the Index, or capitalization changes of adjustments, will take place during the system maintenance process which occurs after the market has closed. These adjustments will result in value changes to the current market value and adjusted base period market value, but will not in and of themselves alter the level of the Index.

The Index is also adjusted to account for stock splits and stock dividends during the system maintenance process. The system makes a price adjustment, however, to account for the increased number of shares outstanding from such an action with the result being that the current market value does not change.

In case of cash dividends other than extraordinary dividends, no system adjustment is made. The Index formula relies on market forces to determine the level of the Index. Neither the current market value nor the adjusted base period market value are adjusted to reflect ordinary cash dividends. At its discretion, The Nasdaq Stock Market, Inc. may temporarily suspend Index securities from the calculation of the Index or adjust the index divisor in those instances where an unusual cash dividend or spinoff might unduly influence the level of the Index. The Nasdaq Stock Market, Inc. disseminates calculations of the Index via Level 2 and Level 3 Nasdaq service and makes the Index calculation available to information vendors and the print media.

Information on the Index contained in this Prospectus, as further updated, may also be included from time to time in other prospectuses or in advertising material. The performance of the Trust or of the Index (provided information is also given reflecting the performance of the Trust in comparison to that index) may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey (the leading data base of tax-exempt assets consisting of over 4,000 portfolios with total assets of $250 billion) or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

RISK FACTORS

General. The Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of equity securities with greater diversification than they might be able to acquire individually. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Because the Index generally includes a concentration of technology and technology-related companies, an investment in Units of the Trust should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, semiconductors, electronic products, and other related products, systems and services. The market for technology products is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Certain issuers of the Securities may derive a significant amount of business in foreign markets. Many countries, especially emerging market countries, have regulatory requirements that differ from U.S. requirements and are characterized by less developed and more volatile economies. International sales and operations are subject to certain risks, including unexpected changes in regulatory environments, exchange rates, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. All of these factors could have a material adverse impact on the financial condition of certain issuers.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Certain Investment Considerations. Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the portfolio have a right to receive dividends only when and if, and in the amounts, declared by the issuer's Board of Directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's Board of Directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the Securities in the portfolios thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Whether or not the Securities are listed on a national security exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

Investors should note that additional Units may be offered to the public. This may have an effect upon the value of previously existing Units. To create additional Units the Sponsor will purchase additional Securities. Brokerage fees incurred in purchasing such Securities will be an expense of the Trust. Thus, payment of brokerage fees by the Trust will affect the value of every Unit and the net income per Unit received by the Trust. In particular, Unitholders who purchase Units during the primary offering period of the Units would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of additional Securities.

Litigation and Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in the Trust or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the Trust or will not impair the ability of issuers to achieve their business goals.

FEDERAL TAX STATUS

The Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax. Although all or a portion of the Trust's taxable income (including any net capital gain) for the taxable year may be distributed to Unitholders shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by Unitholders during the calendar year just ended.

Distributions to Unitholders of the Trust's taxable income (other than its net capital gain) will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.

Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less. If a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the annual sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. The annual sales charge could cause the Unitholder's Units to be considered debt financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the annual sales charge.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends-received deduction, subject to the limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Trust from United States corporations (other than real estate investment trusts) and is designated by the Trust as being eligible for such deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of Trust distributions are eligible for the dividends received deduction.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received by the Trust.

Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their own tax advisers in this regard.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. During the initial offering period, Units of the Trust are offered at the Public Offering Price which is based on the aggregate underlying value of the Securities in the Trust Fund (generally determined by the closing ask prices of the Securities) and includes that initial sales charge set forth in the table below. Unitholders will also be assessed an annual sales charge for the duration of the Trust. The annual sales charge will be $0.025 per Unit per year and will be assessed on a quarterly basis. The annual sales charge payments will accrue daily and will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. Based on the historical dividend yields of many of the companies in the Nasdaq-100 Index, it is expected that Securities will be sold to pay the sales charge. If Units were purchased on the Initial Date of Deposit and held until the mandatory termination of the Trust in 2001, the total sales charge paid would be $0.618 per Unit. In no case shall the total sales charges paid by any Unitholder exceed 6.25% of the Public Offering Price per Unit; the annual sales charge payments may be decreased or terminated for all Unitholders to ensure that the total sales charges paid by any Unitholder does not exceed such percentage. Unitholders disposing of their Units prior to such time as the entire annual sales charge has been collected will not be assessed any unaccrued deferred sales charge payments remaining after such disposition. In the secondary market, Units are offered at the Public Offering Price which is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing bid prices of the Securities) and includes the initial sales charge described above. In addition to the Public Offering Price per Unit, in the primary and secondary market Unitholders will pay a pro rata portion of the cash, if any, in the Income and Capital Accounts of the Trust.

                                                      PRIMARY AND SECONDARY
                                                   MARKET INITIAL SALES CHARGE
                                                  ------------------------------
                                                    PERCENT OF   PERCENT OF NET
NUMBER OF UNITS*                                  OFFERING PRICE AMOUNT INVESTED
----------------                                  -------------- ---------------
Less than 10,000.................................      4.9%           5.152%
10,000-24,999....................................      4.5            4.712
25,000-49,999....................................      4.3            4.493
50,000-99,999....................................      3.5            3.627
100,000 or more..................................      3.0            3.093

---------------------
  *The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

The Sponsor intends to permit officers, directors and employees of the Sponsor and its affiliates and registered representatives of selling firms to purchase Units of the Trust without a sales charge. Investors who purchase Units through brokers or dealers pursuant to a current management agreement which by contract or operation of law does not allow such broker or dealer to earn an additional commission (other than any fee or commission paid for maintenance of such investor's account under the management agreement) on such transactions may purchase such Units at the current Public Offering Price net of the applicable broker or dealer concession. See "Public Offering of Units-- Public Distribution of Units" below.

As indicated above, the initial Public Offering Price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities in the Trust prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of 3:15 P.M. Central time on days The Nasdaq Stock Market is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to the close of trading on The Nasdaq Stock Market on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when The Nasdaq Stock Market is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the closing offer (or bid in the secondary market) prices on The Nasdaq National Market or by taking into account the same factors referred to under "Redemption--Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units.

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of the Trust will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of the Trust and other unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

                                          INITIAL SALES CHARGE
                          -----------------------------------------------------
                                          PRIMARY AND       PRIMARY MARKET
                                           SECONDARY      FIRM SALES OR SALE
                                            MARKET           ARRANGEMENTS
                             SPECIAL        REGULAR     (VOLUME CONCESSIONS IN
                            CONCESSION   CONCESSION OR        $1,000S)**
                             THROUGH        AGENCY     ------------------------
    NUMBER OF UNITS*      MARCH 15, 1996  COMMISSION   $500-$999 $1,000 OR MORE
    ----------------      -------------- ------------- --------- --------------
Less than 10,000.........      4.0%           3.6%        3.7%        3.8%
10,000 but less than
 25,000..................      3.7            3.3         3.4         3.5
25,000 but less than
 50,000..................      3.6            3.2         3.3         3.4
50,000 but less than
 100,000.................      2.8            2.5         2.6         2.7
100,000 or more..........      2.4            2.0         2.1         2.2

---------------------
   *The breakpoint discounts are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit.

  **All sales through March 15, 1996 will earn the Special Concession described above. Volume concessions of up to the amount shown can be earned as a marketing allowance at the discretion of the Sponsor during the initial one month period after the Initial Date of Deposit by firms who reach cumulative firm sales arrangement levels of at least $500,000. After a firm has met the minimum $500,000 volume level, volume concessions may be given on all trades after March 15, 1996 originated from or by that firm, including those placed prior to reaching the $500,000 level, and may continue to be given during the entire initial offering period. Firm sales of any EVEREN equity trust series issued simultaneously can be combined for the purposes of achieving the volume discount. Only sales through EVEREN qualify for volume discounts and secondary purchases do not apply. EVEREN Unit Investment Trusts reserves the right to modify or change those parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

The Sponsor will retain the entire amount of the annual sales charge payments from the Initial Date of Deposit through March 31, 1997. After March 31, 1997, the selling broker of record for each Unit will receive the $0.020 per Unit of the annual sales charge payments (paid quarterly). The Sponsor will retain the remainder of the annual sales charge payments.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR PROFITS. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of the Trust as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to the Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolio." The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities in the Trust.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, subject to change at any time, maintain a market for Units of the Trust offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the bid value of the underlying Securities. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the Trust. The aggregate bid prices of the underlying Securities are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of the Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its corporate trust office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for the Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust. The Trustee is empowered to sell Securities for the Trust in order to make funds available for the redemption of Units of the Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent Securities are sold, the size and diversity of the Trust will be reduced.

To the extent that Securities are sold, the size and diversity of the Trust will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will generally be determined on the basis of the last sale price of the Securities in the Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the underlying offering prices of the Securities and includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Essential Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust or monies in the process of being collected and (ii) the value of the Securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the Trust in the following manner: if the Security is listed on a national securities exchange or the Nasdaq National Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or system, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. See "Public Offering of Units--Public Offering Price."

RETIREMENT PLANS

The Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans, certain of which are briefly described below.

Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

Individual Retirement Account--IRA. Any individual under age 70 1/2 may contribute the lesser of $2,000 or 100% of compensation to an IRA annually. Such contributions are fully deductible if the individual (and spouse if filing jointly) are not covered by a retirement plan at work. The deductible amount an individual may contribute to an IRA will be reduced $10 for each $50 of adjusted gross income over $25,000 ($40,000 if married, filing jointly or $0 if married, filing separately), if either an individual or their spouse (if married, filing jointly) is an active participant in an employer maintained retirement plan. Thus, if an individual has adjusted gross income over $35,000 ($50,000 if married, filing jointly or $0 if married, filing separately) and if an individual or their spouse is an active participant in an employer maintained retirement plan, no IRA deduction is permitted. Under the Code, an individual may make nondeductible contributions to the extent deductible contributions are not allowed. All distributions from an IRA (other than the return of certain excess contributions) are treated as ordinary income for Federal income taxation purposes provided that under the Code an individual need not pay tax on the return of nondeductible contributions, the amount includable in income for the taxable year is the portion of the amount withdrawn for the taxable year as the individual's aggregate nondeductible IRA contributions bear to the aggregate balance of all IRAs of the individual.

A participant's interest in an IRA must be, or commence to be, distributed to the participant not later than April 1 of the calendar year following the year during which the participant attains age 70 1/2. Distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability, or where the amount distributed is to be rolled over to another IRA, or where the distributions are taken as a series of substantially equal periodic payments over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and the designated beneficiary) are generally subject to a surtax in an amount equal to 10% of the distribution. The amount of such periodic payments may not be modified before the later of five years or attainment of age 59 1/2. Excess contributions are subject to an annual 6% excise tax.

IRA applications, disclosure statements and trust agreements are available from the Sponsor upon request.

Qualified Retirement Plans. Units of the Trust may be purchased by qualified pension or profit sharing plans maintained by corporations, partnerships or sole proprietors. The maximum annual contribution for a participant in a money purchase pension plan or to paired profit sharing and pension plans is the lesser of 25% of compensation or $30,000. Prototype plan documents for establishing qualified retirement plans are available from the Sponsor upon request.

Excess Distributions Tax. In addition to the other taxes due by reason of a plan distribution, a tax of 15% may apply to certain aggregate distributions from IRAs, Keogh plans, and corporate retirement plans to the extent such aggregate taxable distributions exceed specified amounts (generally $150,000, as adjusted) during a tax year. This 15% tax will not apply to distributions on account of death, qualified domestic relations orders or amounts rolled over to an eligible plan. In general, for lump sum distributions the excess distribution over $750,000 (as adjusted) will be subject to the 15% tax.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete an EVEREN UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts can not be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption--General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the Trust's minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Income received by the Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the 15th day of January, April, July and October of each year on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the related month). All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the Unitholders then of record. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account as described under "Essential Information." The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Expenses of the Trust"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of the Trust without an initial sales charge. In addition, Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of any one of several front-end load mutual funds underwritten or advised by Kemper Financial Services, Inc. at net asset value if such funds are registered in such Unitholder's state of residence, other than those mutual funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Kemper-advised mutual funds generally will differ significantly from those of the Trust, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders--Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its corporate trust office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of the Trust are required to be audited annually, at the Trust's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of the Trust. The accountants' report will be furnished by the Trustee to any Unitholder of the Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust a statement, covering the calendar year, setting forth for the Trust:

A. As to the Income Account:

1. Income received;

2. Deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of Units, if any; and

3. The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

B. As to the Capital Account:

1. The dates of disposition of any Securities and the net proceeds received therefrom;

2. Deductions for payment of applicable taxes and fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination; and

3. The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

C. The following information:

1. A list of the Securities as of the last business day of such calendar year;

2. The number of Units outstanding on the last business day of such calendar year;

3. The Redemption Price based on the last evaluation made during such calendar year;

4. The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate the Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the Trust.

No Unitholder shall have the right to control the operation and management of the Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of the Trust.

INVESTMENT SUPERVISION

The Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

As a general rule, the only purchases and sales that will be made with respect to the Trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the Index, taking into consideration redemptions, sales of additional Units and the other adjustments referred to elsewhere in this prospectus. See "Trust Portfolio-- General." Such purchases and sales will be made in accordance with the computer program utilized to maintain the portfolio, the Trust Agreement and procedures to be specified by the Sponsor. The Sponsor may direct the Trustee to dispose of Securities and either to acquire other Securities through the use of the proceeds of such disposition in order to make changes in the portfolio or to distribute the proceeds of such disposition to Unitholders (i) as necessary to reflect any additions to or deletions from the Index, (ii) as may be necessary to establish a closer correlation between the Trust portfolio and the Index or
(iii) as may be required for purposes of distributing to Unitholders, when required, their pro rata share of any net realized capital gains or as the Sponsor may otherwise determine. As a policy matter, the Sponsor currently intends to direct the Trustee to acquire round lots of shares of the Securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of Units or for distributions to Unitholders. In the event the Trustee receives any securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the Trustee will be directed to sell such securities or other property and reinvest the proceeds in the manner described above under (i)-(iii). In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on the Trust as a regulated investment company.

Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Trust Fund" for failed securities and as provided herein, the acquisition by the Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from the Trust for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUST

THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder of the Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE SPONSOR. The Sponsor, EVEREN Unit Investment Trusts, with an office at 77 West Wacker Drive, 29th Floor, Chicago, Illinois 60601, (800) 621-5024, is a service of EVEREN Securities, Inc. EVEREN Securities, Inc. was formerly known as Kemper Securities, Inc. The Sponsor acts as underwriter of a number of other EVEREN unit investment trusts and will act as underwriter of any other unit investment trust products developed by the Sponsor in the future. As of December 31, 1995, the total stockholder's equity of EVEREN Securities, Inc. was $261,286,862.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trust. More comprehensive financial information can be obtained upon request from the Sponsor.

THE EVALUATOR. EVEREN Unit Investment Trusts, the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement with respect to the Trust may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of the Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of the Trust. In no event shall the Trust Agreement be amended to increase the number of Units of the Trust issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreement provides that the Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in the Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of the Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities--based on the value at the date of deposit of such Securities into the Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may be terminated at any time by the holders of Units representing
66 2/3% of the Units thereof then outstanding. In addition, the Sponsor may terminate the Trust if the Index is no longer maintained.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of the Trust. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

The Sponsor will attempt to sell the Securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the Securities, but it is expected that all of the Securities will in any event be disposed of within a reasonable time after the Trust's termination. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the termination proceedings, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. Thereafter, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor currently intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the termination proceedings without any price restrictions. Of course, no assurances can be given that the market value of the Securities will not be adversely affected during the termination proceedings.

In the event of termination of the Trust, written notice thereof will be sent by the Trustee to all Unitholders of the Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the Trust.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

The Sponsor will not charge the Trust any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trust.

The Trustee receives for its services that fee set forth under "Essential Information." However, in no event shall such fee amount to less than $2,000 in any single calendar year. The Trustee's fee which is calculated monthly is based on the largest number of Units outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

For evaluation of the Securities in the Trust, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units outstanding during the calendar year for which such compensation relates.

The Trustee's fees and the Evaluator's fees are deducted from the Income Account of the Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The Licensor receives an annual fee from the Trust equal to the greater of (a)
 .02% of the average net asset value of the Trust computed quarterly or (b) a minimum of $7,000 during 1996, $8,000 during 1997 and $9,000 thereafter. This fee covers the license to the Fund of the use of various trademarks and trade names as described under "Trust Portfolio--The Nasdaq-100 Index."

Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust (out of the Capital Account) and it is intended that such expenses be amortized over a five year period. The following additional charges are or may be incurred by the Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status." It is expected that the income stream produced by dividend payments will be insufficient to meet the expenses of the Trust and, accordingly, it is expected that Securities will be sold to pay all of the fees and expenses of the Trust.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Emmet, Marvin & Martin, 120 Broadway, New York, New York 10271, acts as counsel to the Trustee.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statement of condition and the related portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                 ------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS
EVEREN UNIT INVESTMENT TRUSTS, SERIES 42
(NASDAQ-100 INDEX TRUST, SERIES 1)

We have audited the accompanying statement of condition and the related portfolio of EVEREN Unit Investment Trusts, Series 42 (Nasdaq-100 Index Trust, Series 1), as of February 21, 1996. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EVEREN Unit Investment Trusts, Series 42 (Nasdaq-100 Index Trust, Series 1) as of February 21, 1996, in conformity with generally accepted accounting principles.

                                        GRANT THORNTON LLP

Chicago, Illinois

February 21, 1996

EVEREN UNIT INVESTMENT TRUSTS, SERIES 42
NASDAQ-100 INDEX TRUST, SERIES 1

STATEMENT OF CONDITION

AT THE OPENING OF BUSINESS ON FEBRUARY 21, 1996, THE INITIAL DATE OF DEPOSIT

TRUST PROPERTY

Contracts to purchase Securities (1) (2).............................. $387,809
Organizational costs (3)..............................................   64,500
                                                                       --------
    Total............................................................. $452,309
                                                                       ========
NUMBER OF UNITS.......................................................   40,779
                                                                       ========

LIABILITY AND INTEREST OF UNITHOLDERS

Liability--
  Accrued organizational costs (3).................................... $ 64,500
Interest of Unitholders--
  Cost to investors (4)...............................................  407,791
  Less: Gross underwriting commission (4).............................   19,982
                                                                       --------
  Net interest to Unitholders (1) (2) (4).............................  387,809
                                                                       --------
    Total............................................................. $452,309
                                                                       ========

----------
NOTES:

(1) Aggregate cost of the Securities is based on the last sale price evaluations as determined by the Trustee.

(2) An irrevocable letter of credit issued by The Bank of New York has been deposited with the Trustee covering the funds (aggregating $387,809) necessary for the purchase of the Securities in the Trust represented by purchase contracts.

(3) The Trust will bear all or a portion of its organizational costs, which the Sponsor intends to defer and amortize over five years. Organizational costs have been estimated based on a projected Trust size of $25,000,000. To the extent the Trust is larger or smaller, the estimate will vary.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

EVEREN UNIT INVESTMENT TRUSTS, SERIES 42
NASDAQ-100 INDEX TRUST, SERIES 1

PORTFOLIO AS OF FEBRUARY 21, 1996

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
     1     MSFT   Microsoft Corporation       100     9,787.50        13.46%
     2     INTC   Intel Corporation           100     5,775.00        11.01%
     3     ORCL   Oracle Corporation          100     5,187.50         5.24%
     4     MCIC   MCI Communications Cor-
                   poration                   100     2,912.50         4.61%
     5     AMGN   Amgen                       100     6,050.00         3.74%
     6     CSCO   Cisco Systems Incorpo-
                   rated                      100     4,525.00         2.90%
     7     TCOMA  Telecommunications In-
                   corporated New Com TCI
                   Grp                        100     2,137.50         2.84%
     8     SUNW   Sun Microsystems Incor-
                   porated                    100     4,675.00         2.06%
     9     BNET   Bay Networks Incorpo-
                   rated                      100     4,500.00         1.90%
     10    WCOM   Worldcom Incorporated Ga    100     4,112.50         1.84%
     11    COMS   3COM Corporation            100     4,825.00         1.82%
     12    USHC   U S Healthcare Incorpo-
                   rated                      100     4,700.00         1.68%
     13    AMAT   Applied Materials Incor-
                   porated                    100     3,950.00         1.64%
     14    NOVL   Novell Incorporated         100     1,287.50         1.10%
     15    CHIR   Chiron Corporation          100    10,950.00         1.06%
     16    USRX   U S Robotics Corporation    100    10,575.00         1.04%
     17    PMTC   Parametric Technology       100     7,125.00         1.04%
     18    AMER   America Online Incorpo-
                   rated Del                  100     5,175.00         0.99%
     19    IFMX   Informix Corporation        100     3,087.50         0.96%
     20    TLAB   Tellabs Incorporated        100     4,637.50         0.95%
     21    DIGI   DSC Communications Cor-
                   poration                   100     3,475.00         0.93%
     22    MFST   MFS Communications In-
                   corporated                 100     6,000.00         0.86%
     23    CMCSK  Comcast Corporation Cl A
                   Cl A Spl                   100     1,937.50         0.86%
     24    HBOC   HBO & Company               100     9,000.00         0.83%
     25    AAPL   Apple Computer Incorpo-
                   rated                      100     2,900.00         0.83%
     26    NWAC   Northwest Airls Corpora-
                   tion Cl A                  100     4,462.50         0.83%
     27    LLTC   Linear Technology Corpo-
                   ration                     100     4,775.00         0.82%
     28    PCCW   Price/Costco Incorpo-
                   rated                      100     1,800.00         0.82%
     29    NOBE   Nordstrom Incorporated      100     4,187.50         0.79%
     30    CALL   Nextel Communications
                   Incorporated Cl A          100     1,512.50         0.75%
     31    ALTR   Altera Corporation          100     7,000.00         0.71%
     32    XLNX   Xilinx Incorporated         100     4,275.00         0.70%
     33    DELL   Dell Computer Corpora-
                   tion                       100     3,237.50         0.70%
     34    WMTT   Willamette Industries
                   Incorporated               100     5,350.00         0.69%
     35    QCOM   Qualcomm Incorporated       100     4,487.50         0.67%
     36    STRM   Stratacom Incorporated      100     3,950.00         0.67%
     37    ATML   Atmel Corporation           100     2,825.00         0.64%
     38    SIAL   Sigma Aldrich Corpora-
                   tion                       100     5,498.40         0.64%
     39    INTU   Intuit                      100     6,075.00         0.63%

EVEREN UNIT INVESTMENT TRUSTS, SERIES 42
NASDAQ-100 INDEX TRUST, SERIES 1--CONTINUED

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
     40    BMCS   BMC Software Incorpo-
                   rated                      100     5,300.00        0.62%
     41    ADBE   Adobe Systems Incorpo-
                   rated                      100     3,700.00        0.62%
     42    GEMS   Glenayre Technologies
                   Incorporated               100     4,425.00        0.62%
     43    PAGE   Paging Network Incorpo-
                   rated                      100     2,575.00        0.61%
     44    SPLS   Staples Incorporated        100     2,500.00        0.61%
     45    STJM   St Jude Medical Incorpo-
                   rated                      100     3,700.00        0.60%
     46    PAYX   Paychex Incorporated        100     5,675.00        0.60%
     47    ADPT   Adaptec Incorporated        100     4,800.00        0.58%
     48    PSFT   Peoplesoft Incorporated     100     5,075.00        0.58%
     49    STRY   Stryker Corporation         100     5,087.50        0.57%
     50    BGEN   Biogen Incorporated         100     6,950.00        0.57%
     51    GART   Gartner Group Incorpo-
                   rated New                  100     5,675.00        0.56%
     52    ADCT   A D C Telecommunications    100     3,750.00        0.55%
     53    MXIM   Maxim Integrated Prod-
                   ucts Incorporated          100     3,900.00        0.54%
     54    SYBS   Sybase Incorporated         100     3,212.50        0.54%
     55    CTAS   Cintas Corporation          100     4,825.00        0.53%
     56    BMET   Biomet Incorporated         100     1,887.50        0.51%
     57    VKNG   Viking Office Products      100     5,162.50        0.49%
     58    GATE   Gateway 2000 Incorpo-
                   rated                      100     2,812.50        0.47%
     59    PCAR   Paccar Incorporated         100     5,225.00        0.47%
     60    GENZ   Genzyme Corporation Com
                   Genl Div                   100     6,875.00        0.47%
     61    ANDW   Andrew Corporation          100     5,025.00        0.46%
     62    TYSNA  Tyson Foods Incorporated
                   Cl A                       100     2,562.50        0.45%
     63    WTHG   Worthington Industries
                   Incorporated               100     2,125.00        0.45%
     64    GNCI   General Nutrition Compa-
                   nies Incorporated          100     2,150.00        0.44%
     65    AGREA  American Greetings Cor-
                   poration Cl A              100     2,687.50        0.44%
     66    MCCRK  McCormick & Company In-
                   corporated Non Vtg         100     2,312.50        0.44%
     67    CNTO   Centocor Incorporated       100     3,212.50        0.44%
     68    BOST   Boston Chicken Incorpo-
                   rated                      100     3,162.50        0.42%
     69    MOLX   Molex Incorporated          100     3,450.00        0.40%
     70    AESC   AES Corporation             100     2,237.50        0.39%
     71    IDXX   Idexx Labs Corporation      100     4,600.00        0.39%
     72    HCCC   Healthcare Compare Cor-
                   poration                   100     4,837.50        0.39%
     73    PETM   Petsmart Incorporated       100     3,212.50        0.38%
     74    PHSYB  Pacificare Health Sys
                   Incorporated Cl B          100     8,750.00        0.38%
     75    ACAD   Autodesk Incorporated       100     3,550.00        0.36%
     76    OSSI   Outback Steakhouse In-
                   corporated                 100     3,500.00        0.36%
     77    KLAC   KLA Instrs Corporation      100     2,850.00        0.33%
     78    ERTS   Electronic Arts Incorpo-
                   rated                      100     2,637.50        0.32%
     79    FDLNB  Food Lion Incorporated
                   Cl B                       100       562.50        0.31%
     80    CBRL   Cracker Barrel Old Coun-
                   try Store                  100     2,050.00        0.29%

EVEREN UNIT INVESTMENT TRUSTS, SERIES 42
NASDAQ-100 INDEX TRUST, SERIES 1--CONTINUED

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
     81    CRUS   Cirrus Logic Corporation    100      1,950.00       0.29%
     82    RPOW   RPM Incorporated Ohio       100      1,575.00       0.28%
     83    LRCX   Lam Resh Corporation        100      4,198.40       0.27%
     84    MUEI   Micron Electronics In-
                   corporated                 100      1,150.00       0.24%
     85    KELYA  Kelly Services Incorpo-
                   rated Cl A                 100      2,900.00       0.23%
     86    APCC   American Power Conver-
                   sion Corporation           100      1,050.00       0.23%
     87    PRGO   Perrigo Company             100      1,262.50       0.22%
     88    CPWR   Compuware Corporation       100      2,250.00       0.22%
     89    VCELA  Vanguard Cellular System
                   Incorporated Cl A          100      2,237.50       0.21%
     90    MTEL   Mobile Telecommunication
                   Technology                 100      1,687.50       0.21%
     91    QNTM   Quantum Corporation         100      1,712.50       0.21%
     92    SHLM   Schulman A Incorporated     100      2,325.00       0.20%
     93    MLHR   Miller Herman Incorpo-
                   rated                      100      3,312.50       0.19%
     94    SSSS   Stewart & Stevenson
                   Services Incorporated      100      2,475.00       0.19%
     95    RDRT   Read-Rite Corporation       100      1,712.50       0.19%
     96    ASAI   Atlantic Southeast Airls
                   Incorporated               100      2,387.50       0.18%
     97    JBHT   J B Hunt Transport Serv-
                   ices                       100      1,837.50       0.17%
     98    BOBE   Bob Evans Farms Incorpo-
                   rated                      100      1,612.50       0.16%
     99    AKLM   Acclaim Entertainment
                   Incorporated Par $0.02     100      1,262.50       0.15%
    100    GIDL   Giddings & Lewis Incor-
                   porated Wis                100      1,600.00       0.13%
                                                    -----------
                                                    $387,809.30
                                                    ===========

NOTES TO PORTFOLIO

(1) All or a portion of the Securities may have been deposited in the Trust. Any undelivered Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on February 20, 1996 and all have expected settlement dates of February 23, 1996 (see "The Trust Fund"). The cost of the Securities to the Sponsor and the cost of the Securities to the Trust are the same; accordingly, the Sponsor's profit or (loss) on the deposit of Securities is $0.00.

(2) The percentage listed under this heading represents each Security's proportionate relationship of all Index stocks based on market value as of the date set forth above. Because the stocks included in the Index and the value of such stocks may change from time to time, and because the Trust may not be able to duplicate the Index exactly, the percentages set forth above do not represent the actual weighting of each Security in the Trust portfolio on the Initial Date of Deposit or on any subsequent date. See "The Trust Portfolio."

                               ----------------

The Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Index. The Sponsor may serve as a specialist in the stocks in the Index on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the stocks in the Index. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.


CONTENTS                                                          Page
                                                                  ----
SUMMARY...........................................................   2
NASDAQ-100(R) INDEX LICENSING AGREEMENT...........................   4
ESSENTIAL INFORMATION.............................................   5
FEE TABLE.........................................................   6
THE TRUST FUND....................................................   7
THE TRUST PORTFOLIO...............................................   8
RISK FACTORS......................................................  12
FEDERAL TAX STATUS................................................  15
PUBLIC OFFERING OF UNITS..........................................  17
 Public Offering Price............................................  17
 Public Distribution of Units.....................................  18
 Sponsor Profits..................................................  19
MARKET FOR UNITS..................................................  20
REDEMPTION........................................................  20
 General..........................................................  20
 Computation of Redemption Price..................................  21
RETIREMENT PLANS..................................................  22
UNITHOLDERS.......................................................  23
 Ownership of Units...............................................  23
 Distributions to Unitholders.....................................  23
 Distribution Reinvestment........................................  24
 Statements to Unitholders........................................  25
 Rights of Unitholders............................................  25
INVESTMENT SUPERVISION............................................  26
ADMINISTRATION OF THE TRUST.......................................  26
 The Trustee......................................................  26
 The Sponsor......................................................  27
 The Evaluator....................................................  28
 Amendment and Termination........................................  28
 Limitations on Liability.........................................  29
EXPENSES OF THE TRUST.............................................  29
LEGAL OPINIONS....................................................  30
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..........................  31
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS................  32
STATEMENT OF CONDITION............................................  33
PORTFOLIO.........................................................  34

                             --------------------

This Prospectus does not contain all of the information with respect to the investment company set forth in its registration statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

                             --------------------

No person is authorized to give any information or to make any representations with respect to this investment company not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee, or the Sponsor. Such registration does not imply that the Trust or the Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                             --------------------

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state or country.

EVEREN Unit Investment Trusts
77 West Wacker Drive, 29th Floor
Chicago, IL 60601-1994

                                        NASDAQ-100

                                          Index

                                          Trust


                                                      Sponsored by:
                                                         EVEREN
                                                          Unit
                                                       Investment
                                                         Trusts



                         Prospectus February 21, 1996


                            Equity Index Portfolio

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

        The facing sheet
        The Cross-Reference Sheet
        The Prospectus
        The Signatures
        The following exhibits.
 1.1.   Trust Agreement.
 1.1.1. Standard Terms and Conditions of Trust. Reference is made to Exhibit
        1.1.1 to the Registration Statement on Form S-6 with respect to EVEREN
        Unit Investment Trusts, Series 39 (Registration No. 33-63111) as filed on November 7, 1995.
 2.1.   Form of Certificate of Ownership (pages three and four of the Standard
        Terms and Conditions of Trust included as Exhibit 1.1.1).
 3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.
 4.1.   Consent of Grant Thornton LLP.
        Financial Data Schedule.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, EVEREN UNIT INVESTMENT TRUSTS, SERIES 42 HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, AND STATE OF ILLINOIS, ON THE 20TH DAY OF FEBRUARY, 1996.

                                          EVEREN Unit Investment Trusts,
                                           Series 42

                                            Registrant

                                          By: EVEREN Unit Investment Trusts,
                                          a service of EVEREN Securities, Inc.

                                          Depositor

                                                  /s/ Michael J. Thoms
                                          By: _________________________________
                                                     Michael J. Thoms

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON FEBRUARY 20, 1996 BY THE FOLLOWING PERSONS, WHO CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS OF EVEREN SECURITIES, INC.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
           /s/ James R. Boris
-------------------------------------------
              James R. Boris                Chairman and Chief Executive Officer
         /s/ Daniel D. Williams
-------------------------------------------
            Daniel D. Williams              Senior Executive Vice President, Chief
                                             Financial Officer and Treasurer
          /s/ Frank V. Geremia
-------------------------------------------
             Frank V. Geremia               Senior Executive Vice President
        /s/ Stephen G. McConahey
-------------------------------------------
           Stephen G. McConahey             President and Chief Operating Officer
         /s/ Stanley R. Fallis
-------------------------------------------
             Stanley R. Fallis              Senior Executive Vice President and Chief
                                             Administrative Officer
          /s/ David M. Greene
-------------------------------------------
              David M. Greene               Senior Executive Vice President and
                                             Director of Client Services
          /s/ Thomas R. Reedy
-------------------------------------------
              Thomas R. Reedy               Senior Executive Vice President and
                                             Director of Capital Markets
           /s/ Janet L. Reali
-------------------------------------------
              Janet L. Reali                Executive Vice President, Corporate Counsel
                                             and Corporate Secretary


                                                  /s/ Michael J. Thoms
                                          _____________________________________
                                                     Michael J. Thoms

  MICHAEL J. THOMS SIGNS THESE DOCUMENTS PURSUANT TO POWERS OF ATTORNEY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-6 FOR EVEREN UNIT INVESTMENT TRUSTS, SERIES 39 (FILE NO. 33-63111).